
Mail Stop 3720

November 30, 2006

Via U.S. Mail and Fax (202.333.8251)
Mr. Lawrence S. Winkler
Chief Financial Officer
Inphonic, Inc.
1010 Wisconsin Avenue, Suite 600
Washington, DC 20007

      RE: Inphonic, Inc.
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 16, 2006

               Form 10-Q for the quarterly period ended September 30, 2006

               File No. 0-51023

Dear Mr. Winkler:

      We have reviewed your supplemental response letter dated November 20, 2006 as well as the above referenced filings and have the following comment. As noted in our comment letter dated October 18, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2005

Note 5 – Long-lived Assets, page F-24

1.   Please refer to prior comment 1. We continue to object to your conclusion that your supplier relationship should have an indefinite life. In this regard, it is unclear to us why you believe that the subsequent modifications to the Original Agreement have not been material. Further, it appears to us that changes to the pricing of commissions earned for the activation of each Dish Network subscriber would materially change the overall economics of the Agreement. Please tell us in detail the amounts of the pricing changes that have occurred since December 2000, the date of the Original Agreement. Provide us with a response that explains why you believe such changes to the pricing structure are not material.

Mr. Lawrence S. Winkler
Inphonic, Inc.
Page 2

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

 /s/ Kyle Moffatt for

Larry Spirgel
Assistant Director